HIVE Blockchain Presents December 2021 Production and Calendar Year 2021 Figures

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated February 2, 2021 to its short form base shelf prospectus dated January 27, 2021.

Vancouver, British Columbia--(Newsfile Corp. - January 10, 2022) - HIVE Blockchain Technologies Ltd. (TSXV: HIVE) (Nasdaq: HIVE) (FSE: HBF) (the "Company" or "HIVE") is pleased to announce the production figures from the Company's global Bitcoin and Ethereum mining operations for the month of December 2021, with a BTC HODL balance of 1,813 Bitcoin as of December 31, 2021.

December 2021 Production Figures

HIVE is pleased to announce its December 2021 production figures. The Company notes it currently has:

  245 BTC Produced
  1.7 Exahash of Bitcoin mining capacity
  2,178 ETH Produced
  4.45 Terahash of Ethereum mining capacity

Frank Holmes, Executive Chairman of HIVE stated "We are very pleased to report HIVE has continued its strong momentum in expanding our Bitcoin hashing power even as the network difficulty rose. As of today, we are producing approximately 8.8 BTC a day. Our Bitcoin hashing power increased in December and at the calendar year-end our hashrate was 1.7 Exahash, which translated into a 12% increase in BTC mining on a month over month basis, while BTC prices corrected."

Aydin Kilic, President & COO of HIVE noted "We continue to educate the investing public and crypto enthusiasts on the financial relationship between BTC and ETH mining. The Company believes its unique position of having a large Bitcoin and Ethereum mining footprint provides investors with a unique value proposition. Mr. Kilic continued, "Similarly, where one can equate hashrate on a revenue basis between BTC and ETH, you can also equate the value of the coins daily. As such the ETH that HIVE produced during the month of December is approximately equal in value to producing a monthly total of 179 BTC, which we refer to as Bitcoin equivalent or BTC equivalent. This is in addition to the 245 BTC produced from our Bitcoin mining operations during December."

The Company's total Bitcoin equivalent production in December 2021 was:

  423 BTC Equivalent Produced
  13.6 BTC Equivalent produced per day on average
  2.6 Exahash of BTC Equivalent Hashrate (BTC hashrate plus equivalent ETH Hashrate)

Calendar 2021 total production

  1,768 BTC 100% HODL
  41,966 ETH, a portion of which were sold to upgrade chips
  46,209 ETC which were sold

In summary Total Bitcoin Equivalent mined was 3,222 based on BTC/ETH/ETC. Another perspective for Calendar 2021, we mined coins with a year-end gross dollar value of approximately US$221 million (unaudited) using market prices of BTC US$43,000 and ETH US$3,400.

The bar chart illustrates the growth of our BTC mining capacity, as our hashrate grew substantially from the deployment of ASICs in our New Brunswick data center, which had 30MW of operating capacity upon our acquisition, and as of the end of December 2021, HIVE completed the expansion to 50MW of operating capacity. The next phase of expansion will bring our New Brunswick data center to 70MW of operating capacity in the spring of calendar 2022. In addition to the BTC production represented by the chart below, with the Company's ETH and ETC mining, HIVE mined 3,222 BTC equivalent in 2021.

Figure 1

To view an enhanced version of Figure 1, please visit:

https://orders.newsfilecorp.com/files/5335/109527_86335cfa5420e982_001full.jpg

Network Mining Difficulty

The Bitcoin network difficulty increased as much as 10% and similarly the Ethereum network difficulty increased approximately 2% during the month of December. These factors impact gross profit margins.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. went public in 2017 as the first cryptocurrency mining company with a green energy and ESG strategy.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. As a company whose shares trade on a major stock exchange, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns state-of-the-art, green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we source only green energy to mine on the cloud and HODL both Ethereum and Bitcoin. Since the beginning of 2021, HIVE has held in secure storage the majority of its ETH and BTC coin mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of cryptocurrencies such as ETH and BTC. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes, but is not limited to, statements with respect to information about the Offering and the use of proceeds, the issuance of a final receipt by the BCSC in connection with the amended and restated (final) short form base shelf prospectus, the filing of the prospectus supplement with the BCSC, potential dilution and application of the Penalty Provision; business goals and objectives of the Company; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to, the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the volatility of digital currency prices; continued effects of the COVID-19 pandemic may have a material adverse effect on the Company's performance as supply chains are disrupted and prevent the Company from carrying out its expansion plans or operating its assets; and other related risks as more fully set out in the registration statement of Company and other documents disclosed under the Company's filings at www.sec.gov/EDGAR and www.sedar.com.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's ability to deploy the proceeds of the Offering to achieve corporate objectives or otherwise advance the progress of the Company, and the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

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